UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April 2008
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
CNPJ [National Register of Legal Entities] No. 02.808.708/0001-07
NIRE [Corporate Registration Identification Number] No. 35.300.157.770

Abstract of the Minutes of the Meeting of the Board of Directors of Companhia de Bebidas das Américas - AmBev (the “Company”), held on April 3, 2008, drawn up in summary form.

1.	Date, time and venue: On April 3, 2008, starting at 9:00 a.m., at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor.

2.
Attendance: Messrs. Victório Carlos De Marchi and Carlos Alves de Brito, co- Chairmen, and Messrs. José Heitor Attilio Gracioso, Roberto Herbster Gusmão, Vicente Falconi Campos, Luis Felipe Pedreira Dutra Leite and Roberto Moses Thompson Motta..

3.	Board: Chairman: Victório Carlos De Marchi; Secretary: Pedro de Abreu Mariani.

4.	Resolutions: It was unanimously and unrestrictedly resolved by the Directors who attended the meeting:

4.1. Convene the annual ordinary and extraordinary general meeting of the Company. To convene the Company's ordinary and extraordinary general meetings of the Company, to be held on April 28, 2008, starting at 2:00 p.m., occasion in which the matters included in the Minutes of the Convene Notice attached hereto as Exhibit I, approved herein by the Board of Directors’ members, shall be discussed.

4.2. Issuance of promissory notes. To approve the Company’s issuance in local markets of promissory notes of up to R$1.5 billion according to conditions attached hereto as Exhibit II.

4.3. Distribution of dividends and interest on own capital. To approve the distribution of (i) dividends, to be deducted from the investments reserve and attributed to minimum mandatory dividends for 2008, at R$1.33 per common share and R$1.463 per preferred share, without withholding income tax, pursuant to applicable law; and (ii) interest on own capital (“IOC”), related to the period from January through March 2008, to be deducted from the investments reserve and attributed to minimum mandatory dividends for 2008, at R$0.40 per common share and R$0.44 per preferred share. The distribution of IOC shall be taxed pursuant to applicable law, which shall result in a net distribution of IOC of R$0.34 per common share and R$0.374 per preferred share.

4.3.1. The aforementioned payments shall be made as from April 28, 2008, subject to the approval of the next Annual General Meeting related to year ended on December 31, 2008. The record date shall be April 14, 2008 for Bovespa shareholders and April 17, 2008 for ADR holders, without any monetary adjustment. Shares and ADRs shall be traded ex-dividends as from April 15, 2008.

5.
Closure: With no further matters to be discussed, the present Minutes were drawn up and, after being read and approved by all of the members of the Company’s Board of Directors who attended the meeting, were duly executed.

São Paulo, April 3, 2008.

/s/ Victório Carlos De Marchi	/s/ Carlos Alves de Brito

/s/ José Heitor Attilio Gracioso	/s/ Roberto Herbster Gusmão

/s/ Vicente Falconi Campos	/s/ Luis Felipe Pedreira Dutra Leite

/s/ Roberto Moses Thompson Motta	/s/ Pedro de Abreu Mariani Secretary

Exhibit I

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
Corporate Taxpayer’s ID (CNPJ/MF) 02.808.708/0001-07
Corporate Registry ID (NIRE) 35.300.157.770
Publicly-held Company

ORDINARY AND EXTRAORDINARY GENERAL MEETINGS
CALL NOTICE

The shareholders of COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV (“Company”) are invited to attend a meeting to be held on April 28, 2008, at 2 p.m., at the Company’s headquarters, located at Rua Dr. Renato Paes de Barros, 1.017, 4º andar (parte), conjuntos 41 e 42, Itaim Bibi, in the City and State of São Paulo, for the Ordinary and Extraordinary General Meetings to be jointly held, to resolve on the following AGENDA:

(a)	At the ORDINARY GENERAL MEETING:

(i) to take the management accounts, examine, discuss and vote the financial statements related to the fiscal year of 2007;

(ii) to resolve on the allocation of the net income for the year, as well as to ratify the distribution of interest on own capital and dividends approved by the Board of Directors in meetings held on March 16, 2007, June 18, 2007, September 18, 2007 and November 29, 2007;

(iii) to ratify the amounts paid by means of the global compensation attributed to the Company’s administrators for the year 2007 and set forth the global compensation of the administrators for the year of 2008; and

(iv) to determine the number of members of the Board of Directors, to elect its new members and respective deputies;

(v) to elect new members of the Fiscal Council of the Company and respective deputies, as well as to set forth their global compensation for the year of 2008.

(b)	At the EXTRAORDINARY GENERAL MEETING:

(i) to approve an increase on the corporate capital, on the amount of R$307,235,839.32, corresponding to the partial capitalization of the tax benefit resulting from the partial amortization of the special premium reserve on the fiscal year of 2007, pursuant to article 7 of CVM’s Normative Ruling No. 319/99, by means of the issuance of 1,813,659 common and 851,980 preferred shares at the issuance price of R$123.30 and R$111.48, respectively, being secured to the Company’s shareholders the preemptive right in the subscription of up to 644,906 common shares and up to 1,081,749 preferred shares, in the proportion of 0.715369046% % of the correspondent corporate participation held by the date of this General Meeting, for each type, for the same amount indicated above, for payment in cash at the time of the subscription, pursuant to the management proposal;

(ii) to approve an increase on the corporate capital, on the amount of R$131,672,545.74, corresponding to the capitalization of 30% of the tax benefit resulting from the partial amortization of the special premium reserve on the fiscal year of 2007, without the issuance of new shares;

(iii) by virtue of the resolutions of items (i) and (ii) above, to amend article 5 of the Company’s bylaws and approve its consolidation;

(iv) to approve the cancellation of common and preferred shares of the Company held in treasury, without decreasing its capital stock; and

(v) to approve the change of official newspaper for publication of notices to shareholders.

General information:

-
The Company informs its shareholders that, on February 28, 2008, the following documents were published in the newspapers “Diário Oficial do Estado de São Paulo”, “Gazeta Mercantil” and “Valor Econômico”: (i) the management annual report; (ii) the financial statements related to the fiscal year of 2007; (iii) the independent auditors’ report; and (iv) the Fiscal Council’s opinion.

-
The proxies containing special powers for representation in the general meetings referred to by this Call Notice shall be deposited at the Company’s headquarters, at the Legal Department, at least 3 (three) business days prior to the date scheduled for the meetings.

-
Shareholders taking part in the Bovespa (São Paulo Stock Exchange) Registered Stocks Fungible Custody willing to attend these meetings shall submit a statement containing their respective stock interests, issued by qualified entity, within 48 hours prior to the meetings.

-
In accordance with article 3 of CVM’s Normative Ruling No. 165/1991, the Company hereby informs its shareholders that, in order to require the right for multiple vote, it will be necessary to hold at least 5% of the voting capital.

São Paulo, April 3, 2008.

Victório Carlos De Marchi
Co-Chairman of the Board of Directors

Exhibit II
Conditions of the promissory notes issuance

Characteristics of promissory notes issuance, for public distribution, of the first offering (“Promissory Notes”): (a) total quantity of Promissory Notes: thirty (30); (b) unit face falue: R$ 50,000,000.00 (fifty million Brazilian reais) (“Unit Face Value”); (c) total value of the issuance: R$ 1,500,000,000.00 (one billion, five hundred million Brazilian reais); (d) number of series: one series; (e) form of issuance: the Promissory Notes will be physically issued and will be deposited with a custodian; (f) date of issuance: the date of issuance of the Promissory Notes will be the date when the Promissory Notes are underwritten and paid up (“Date of Issuance”); (g) payment date: three hundred and sixty (360) days from the Date of Issuance; (h) underwriting price: the Promissory Notes will be underwritten at the Unit Face Value; (i) underwriting and payment procedures: the Promissory Notes will be underwritten in accordance with the procedures of the Chamber of Custody and Clearance (“CETIP”) through the System of Promissory Note (“NOTA”). The Promissory Notes will be paid up upon underwriting, in national currency; (j) yield: the Promissory Notes will yield interests equivalent to one hundred and two percent (102%) of the average daily rates of the one-day ID - Interbank Deposits, Extra-Group (ID Yield), calculated and published by CETIP, 252-business day base, calculated exponentially and cumulatively, pro rata temporis, for all elapsed business days, since the Date of Issuance until the payment date; (k) payment period: on the payment date of the Promissory Notes; (l) face value updating: the face value of the Promissory Notes will not be updated; (m) acceleration: the payment of the Promissory Notes may be accelerated in accordance with the “Summary of Information Regarding the Public Offering of Commercial Promissory Notes of the 1st Issuance of the Companhia de Bebidas das Américas - AmBev”, where it will be demanded the payment by the Company of the face value, increased by the interests described in item (i) above and further amounts owed, calculated pro rata temporis from the Date of Issuance until the date of payment of the Promissory Notes accelerated upon; in the following cases: (i) (a) the Company filing a request for self-bankruptcy; (b) a court declaring the company bankrupt; (c) a Company petition for its in-court or out-of-court reorganization; or (d) liquidation, dissolution or extinction of the Company; (ii) non fulfillment by the Company of any non-pecuniary obligation in relation to the issuance of the Promissory Notes, and if such non-fulfillment is not reversed within forty-five (45) days from the date a written notice sent by the holders of the Promissory Notes is received by the Company; (iii) a declaration of acceleration by virtue of contractual non-fulfillment, of default of the of the Company’s debt or of any business enterprise controlled by the Company, under the second paragraph of article 243 of Law No. 6.404, of December 15, 1976, the assets of which have a value that is equal or superior to US$400,000,000.00 (four hundred million United States dollars, or its equivalent in other currencies) (a “Relevant Controlled Company”), converted through the United States dollars-Brazilian reais conversion rate in accordance with the exchange rate published by the Central Bank of Brazil through the SISBACEN system, at the Bulletin of Exchange Rates and Market, code PTAX800, option 5/sell, currency 220, verified for the financial of obligations due in a certain date and published by the Central Bank of Brazil on the business day immediately before the date of the event (“Conversion Rate”) in value equal or greater than US$ 50,000,000.00 (fifty million United States dollars or its equivalent in other currencies) converted by the Conversion Rate; (iv) the lack of payment, at the due date or after any agreed upon period has finished, of any debt of the Company or of any Relevant Controlled Company in value equal or greater than US$ 50,000,000.00 (fifty million United States dollars or its equivalent in other currencies), converted by the Conversion Rate, except if such lack of payment stems from certain events limiting or restricting the capacity of the Company or of the Relevant Controlled Company, as the case may be, to convert Brazilian reais into foreign currencies or to remit foreign currency abroad for the fulfillment of their respective obligations; (v) the granting of one or more final court decisions or arbitration awards against the Company or any Relevant Controlled Company which will or may result, severally or jointly, in a payment obligation for the Company or any Relevant Controlled Company of a value equal or greater than US$ 50,000,000.00 (fifty million United States dollars or its equivalent in other currencies), converted by the Conversion Rate, except if such obligation, the value of which is demandable and that in relation to which is not subject to appeal or lawsuit that, in any event, suspend the execution (a) is paid in accordance with the terms and payment dates provided for in the court decision(s) or in the arbitration award(s), or (b) is secured by sufficient assets of the Company, by an “insurance-guarantee” or “pledge-letter” in the execution procedure, as long as, in any case of this (b) subsection, it is accepted by the relevant court; (vi) approval of any corporate restructuring comprising the Company (including mergers in which the Company is the surviving entity), as long as said corporate restructuring causes the downgrading of two or more notches of the Company’s rating; (vii) the transformation of the Company into a “limitada” as provided for in articles 220 through 222 of Law No. 6.404;76; (viii) the Promissory Note becoming null, void or unexecutable against the Company, or the Company denies the validity of the Promissory Note, or if the Company denies any responsibility regarding the Promissory Note; (ix) the change of the control of the Company, as long as, cumulatively, (a) said change of control, as provided for in the first paragraph of article 254-A of Law No. 6.404;76, results in the obligation to carry out a tender offer as provided for in article 254-A of Law No. 6.404;76 (this subsection (a) being applicable only in the case where the Company is a public corporation at the moment of the event); and (ii) said change of control causes the downgrading of two or more notches of the Company’s rating; (n) offering procedure: the offering will be public, in the over-the-counter marker, with fair and equitable treatment of all offerees and acceptants of the public offering, which will be comprised exclusively of qualified investors, and there will be no maximum or minimum allotments and no early reservations will be accepted. The deadline for placing the Promissory Notes will be of two (2) days from the date of the granting of the registration for public offering the Promissory Notes; (o) partial distribution: there will be no partial distribution of the Promissory Note; (p) additional and supplementary allotments: there will be no placement of additional and/or supplementary allotments of Promissory Notes; (q) negotiation venue: the Promissory Notes will be negotiated at the NOTA of CETIP; (r) payment place: the payments related to the Promissory Notes, specifically of Remuneratory Interests and of Unit Face Value, will be made in conformity with the procedures adopted by CETIP, when a Promissory Note is registered at NOTA, or a the offices of the Issuer, in the case the holder the of the Promissory Note is not related to NOTA; and (s) extensions: all payment dates in regard to the payment of any obligations related to the Promissory Notes will be considered extended until the first subsequent business day if they payment date falls in a day when no commercial or banking activity takes place where the payment of the Promissory Notes should be made, with no additional amounts being owed, except in the cases in which the payments should be made through CETIP, where there will only be an extension when the payment date falls in an national holiday.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 3, 2008

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ Graham Staley
Graham Staley Chief Financial Officer and Investor Relations